FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 30, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2
         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 29, 2008


Item 3   News Release
         ------------

         Issued April 29, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, April 29, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in ligno-cellulosic biomass based fuels technology, today reported its fourth quarter and full year 2007 results.

The Company's Comprehensive Loss (including foreign currency adjustment of $6.2 million), was $8.0 million for the Year 2007. Excluding the foreign currency adjustment, the company's 2007 Net Loss was $14.2 million, or $0.08 per share, compared with a net loss of $14.3 million, or $0.09 per share, for 2006. Excluding Stock based compensation, the Company's Net Loss for 2007 was $10.6 million (2006 $9.9 million). (All figures are in US dollars)

For the three months ended December 31, 2007, the company reported a loss of $4.3 million or $0.02 per share, compared with a loss of $4.1 million or $0.02 a share for the same period a year earlier. Net of Non-cash compensation, the Company had a Net Loss of $3.3 million during the forth quarter compared to $3.1 million during the fourth quarter of 2006.

As at December 31, 2007, the Company had cash and cash equivalents of $1.8 million. This reflects the Company's cash balance at the beginning of 2007 of $9.3 million plus equity issuance of $23.1 million less capital expenditures of $21.0 million and operating expenditures of $9.6 million (which includes changes in working capital balances and miscellaneous non-cash charges).


Item 5   Full Description of Material Change
         -----------------------------------

Full Description of Material Change

VANCOUVER, BC, April 29, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in ligno-cellulosic biomass based fuels technology, today reported its fourth quarter and full year 2007 results.

The Company's Comprehensive Loss (including foreign currency adjustment of $6.2 million), was $8.0 million for the Year 2007. Excluding the foreign currency adjustment, the company's 2007 Net Loss was $14.2 million, or $0.08 per share, compared with a net loss of $14.3 million, or $0.09 per share, for 2006. Excluding Stock based compensation, the Company's Net Loss for 2007 was $10.6 million (2006 $9.9 million). (All figures are in US dollars)

For the three months ended December 31, 2007, the company reported a loss of $4.3 million or $0.02 per share, compared with a loss of $4.1 million or $0.02 a share for the same period a year earlier. Net of Non-cash compensation, the Company had a Net Loss of $3.3 million during the forth quarter compared to $3.1 million during the fourth quarter of 2006.

As at December 31, 2007, the Company had cash and cash equivalents of $1.8 million. This reflects the Company's cash balance at the beginning of 2007 of $9.3 million plus equity issuance of $23.1 million less capital expenditures of $21.0 million and operating expenditures of $9.6 million (which includes changes in working capital balances and miscellaneous non-cash charges).

CEO Commentary

Andrew Kingston, president and chief executive officer, said, "During the year Dynamotive completed construction of a state-of-the-art, modular 200-ton-per-day BioOil plant in Guelph, Ontario and also expanded and upgraded the West Lorne, Ontario plant, which is currently re-starting operations. Additionally, we strengthened Dynamotive's management team and positioned ourselves to capitalize on world-wide market opportunities, most specifically in Canada, U.S., and Latin America. The Company faced many challenges during 2007, as we worked to bring our biofuel facilities to operating status, as well as expand business operations in North and South America. We fully expect 2008 to be a year of achieving significant milestones."

2007 Highlights

Financial
       - Significant cash infusions from $23.1 million in equity financings and warrant exercises used to fund operations and to complete the Guelph and West Lorne plants.
       - Minimal debt
       - Invested $2.0 million in R&D ($4.2 million in 2006).
       - Incurred $3.6 million in non-cash compensation expenses ($4.3 million in 2006).

Operational
       - Launch of higher energy content biofuel - BioOil Plus
       - Signed Contract with Ontario Power Authority to Supply Power to
         Grid
       - Established First Resources Corporation to develop partnerships with First Nations
       - Signed agreements with provincial government in Argentina to develop up to six biofuel plants
       - BioOil production start-up at Guelph 200 tpd plant
       - Signed comprehensive Letter of Agreement with Mitsubishi
         Corporation
       - Announced key agreements for our first commercial plant in the USA, in Willow Springs, Missouri.

Summary Financial results are presented as follows:

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                      Years Ended        Three Months Ended
                                      December 31,           December 31,
                                   2007       2006       2007       2006
                                   $           $          $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business development  1,602       1,768      546        374

Research and development            2,040       4,248      297      1,197

General and administrative         11,026       7,763    3,805      2,481

Depreciation and Amortization         144         124       45         40

Interest expense                       22         505        9         58

Exchange gain                        (419)        (89)     (90)      (337)
---------------------------------------------------------------------------
Total expenses                     14,415      14,319    4,612      3,813
---------------------------------------------------------------------------

Other income and (expenses)           207         494       83        128
Loss on settlement of AP             (111)        (98)      (3)       (98)
Gain (loss) on purchase/sale of         -        (420)     230       (420)
 subsidiary
---------------------------------------------------------------------------
Loss before minority interest      14,319      14,343    4,302      4,203
Non-controlling interest               99          91        3         91
---------------------------------------------------------------------------
Loss for the Period                14,220      14,252    4,299      4,112
===========================================================================
                                  =======
Comprehensive Loss                  8,008
                                  =======
Weighted average number of common shares
outstanding (in thousands)         189,573    153,686   205,329   168,463

Loss per Common share
  for the period                     $0.08      $0.09     $0.02     $0.02
---------------------------------------------------------------------------



5.2  Disclosure for Restructuring Transactions

     N/A

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:   (604) 267-6013


Item 9   Date of Report
         --------------

         April 29, 2008

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            (signed)   "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO

   DYNAMOTIVE ENERGY SYSTEMS CORPORATION   News Release:  April 29, 2008

           DYNAMOTIVE REPORTS 4th QUARTER & YEAR-END 2007 RESULTS

VANCOUVER, BC, April 29, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in ligno-cellulosic biomass based fuels technology, today reported its fourth quarter and full year 2007 results.

The Company's Comprehensive Loss (including foreign currency adjustment of $6.2 million), was $8.0 million for the Year 2007. Excluding the foreign currency adjustment, the company's 2007 Net Loss was $14.2 million, or $0.08 per share, compared with a net loss of $14.3 million, or $0.09 per share, for 2006. Excluding Stock based compensation, the Company's Net Loss for 2007 was $10.6 million (2006 $9.9 million). (All figures are in US dollars)

For the three months ended December 31, 2007, the company reported a loss of $4.3 million or $0.02 per share, compared with a loss of $4.1 million or $0.02 a share for the same period a year earlier. Net of Non-cash compensation, the Company had a Net Loss of $3.3 million during the forth quarter compared to $3.1 million during the fourth quarter of 2006.

As at December 31, 2007, the Company had cash and cash equivalents of $1.8 million. This reflects the Company's cash balance at the beginning of 2007 of $9.3 million plus equity issuance of $23.1 million less capital expenditures of $21.0 million and operating expenditures of $9.6 million (which includes changes in working capital balances and miscellaneous non-cash charges).

CEO Commentary

Andrew Kingston, president and chief executive officer, said, "During the year Dynamotive completed construction of a state-of-the-art, modular 200-ton-per-day BioOil plant in Guelph, Ontario and also expanded and upgraded the West Lorne, Ontario plant, which is currently re-starting operations. Additionally, we strengthened Dynamotive's management team and positioned ourselves to capitalize on world-wide market opportunities, most specifically in Canada, U.S., and Latin America. The Company faced many challenges during 2007, as we worked to bring our biofuel facilities to operating status, as well as expand business operations in North and South America. We fully expect 2008 to be a year of achieving significant milestones."

2007 Highlights

Financial
       - Significant cash infusions from $23.1 million in equity financings and warrant exercises used to fund operations and to complete the Guelph and West Lorne plants.
       - Minimal debt
       - Invested $2.0 million in R&D ($4.2 million in 2006).
       - Incurred $3.6 million in non-cash compensation expenses ($4.3 million in 2006).

Operational
       - Launch of higher energy content biofuel - BioOil Plus
       - Signed Contract with Ontario Power Authority to Supply Power to
         Grid
       - Established First Resources Corporation to develop partnerships with First Nations
       - Signed agreements with provincial government in Argentina to develop up to six biofuel plants
       - BioOil production start-up at Guelph 200 tpd plant
       - Signed comprehensive Letter of Agreement with Mitsubishi
         Corporation
       - Announced key agreements for our first commercial plant in the USA, in Willow Springs, Missouri.

Summary Financial results are presented as follows:

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                      Years Ended        Three Months Ended
                                      December 31,           December 31,
                                   2007       2006       2007       2006
                                   $           $          $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business development  1,602       1,768      546        374

Research and development            2,040       4,248      297      1,197

General and administrative         11,026       7,763    3,805      2,481

Depreciation and Amortization         144         124       45         40

Interest expense                       22         505        9         58

Exchange gain                        (419)        (89)     (90)      (337)
---------------------------------------------------------------------------
Total expenses                     14,415      14,319    4,612      3,813
---------------------------------------------------------------------------

Other income and (expenses)           207         494       83        128
Loss on settlement of AP             (111)        (98)      (3)       (98)
Gain (loss) on purchase/sale of         -        (420)     230       (420)
 subsidiary
---------------------------------------------------------------------------
Loss before minority interest      14,319      14,343    4,302      4,203
Non-controlling interest               99          91        3         91
---------------------------------------------------------------------------
Loss for the Period                14,220      14,252    4,299      4,112
===========================================================================
                                  =======
Comprehensive Loss                  8,008
                                  =======

Weighted average number of common shares
outstanding (in thousands)         189,573    153,686   205,329   168,463

Loss per Common share
  for the period                     $0.08      $0.09     $0.02     $0.02
---------------------------------------------------------------------------



About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Brian Richardson, Chief Financial Officer, 604-267-6004
Nathan Neumer, Director of Communications, 604-267-6042
Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.